Exhibit 99.1

Sprott Physical Gold Trust Files 2010 Annual Financial Statements

TORONTO, March 14, 2011 — Sprott Asset Management LP (“Sprott”) today announced that annual financial statements, management’s report on fund performance and the annual information formof Sprott Physical Gold Trust (NYSE Arca: PHYS, TSX: PHY.U) (the “Trust”) for the current fiscal year ended December 31, 2010 have been filed by the Trust with Canadian securities regulators on SEDAR,with the U.S. Securitiesand Exchange Commission (the “SEC”), and on Form 40-F.  These materials are available on the Trust’s website (www.sprottphysicalgoldtrust.com),at  www.sedar.com and on the SEC’s website (www.sec.gov).  Hard copies are available, free of charge, upon request. Any such requests should be directed to Email: ir@sprott.com or by calling toll free: (877) 403-2310.

About Sprott Physical Gold Trust

Sprott Physical Gold Trust is a closed-end mutual fund trust organized under the laws of the Province of Ontario, Canada, created to invest and hold substantially all of its assets in physical gold bullion.  The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold bullion without the inconvenience that is typical of a direct investment in physical gold bullion.

Investor contact information:

Telephone: (416) 203-2310

Toll Free: 1 (877) 403-2310

Email: ir@sprott.com